SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Chart Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

16115Q 20 9

(CUSIP Number)

John B. Frank
Principal and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071
(213) 830-6300

Sara D. Lipscomb
Senior Vice President and General Counsel
Audax Group
101 Huntington Avenue
Boston, Massachusetts  02199
(617) 859-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Carol Anne Huff
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, Illinois  60601
(312) 861-2110

October 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [     ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16115Q 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Audax Chart, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,683,898

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,650,906 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,683,898 shares of Common Stock beneficially owned by the Senior Lender Group represents 87.5% of the number of shares of Common Stock outstanding (See Preliminary Note)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 16115Q 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Audax Private Equity Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,683,898

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,650,906 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,683,898 shares of Common Stock beneficially owned by the Senior Lender Group represents 87.5% of the number of shares of Common Stock outstanding (See Preliminary Note)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 16115Q 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Audax Private Equity Business, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,683,898

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,650,906 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,683,898 shares of Common Stock beneficially owned by the Senior Lender Group represents 87.5% of the number of shares of Common Stock outstanding (See Preliminary Note)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 16115Q 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Audax Private Equity Business, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,683,898

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,650,906 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,683,898 shares of Common Stock beneficially owned by the Senior Lender Group represents 87.5% of the number of shares of Common Stock outstanding (See Preliminary Note)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 16115Q 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Audax Holdings I, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,683,898

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,650,906 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,683,898 shares of Common Stock beneficially owned by the Senior Lender Group represents 87.5% of the number of shares of Common Stock outstanding (See Preliminary Note)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 16115Q 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Audax Group, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,683,898

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,650,906 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,683,898 shares of Common Stock beneficially owned by the Senior Lender Group represents 87.5% of the number of shares of Common Stock outstanding (See Preliminary Note)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 16115Q 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 101 Huntington Holdings, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,683,898

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,650,906 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,683,898 shares of Common Stock beneficially owned by the Senior Lender Group represents 87.5% of the number of shares of Common Stock outstanding (See Preliminary Note)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 16115Q 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marc B. Wolpow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,683,898

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,650,906 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,683,898 shares of Common Stock beneficially owned by the Senior Lender Group represents 87.5% of the number of shares of Common Stock outstanding (See Preliminary Note)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 16115Q 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Geoffrey S. Rehnert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,683,898

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,650,906 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,683,898 shares of Common Stock beneficially owned by the Senior Lender Group represents 87.5% of the number of shares of Common Stock outstanding (See Preliminary Note)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 16115Q 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Audax Management Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,683,898

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the other Audax Reporting Persons plus 3,650,906 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Audax Reporting Persons but the combined 4,683,898 shares of Common Stock beneficially owned by the Senior Lender Group represents 87.5% of the number of shares of Common Stock outstanding (See Preliminary Note)

CUSIP No. 16115Q 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OCM Principal Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,683,898

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,463,638

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
2,463,638 shares beneficially owned by the Reporting Person set forth plus 2,220,260 shares beneficially owned by the non-Oaktree related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
46.0% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,683,898 shares of Common Stock beneficially owned by the Senior Lender Group represents 87.5% of the number of shares of Common Stock outstanding (See Preliminary Note)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 16115Q 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,683,898

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,463,638

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
2,463,638 shares beneficially owned by the Reporting Person set forth plus 2,220,260 shares beneficially owned by the non-Oaktree related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
46.0% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,683,898 shares of Common Stock beneficially owned by the Senior Lender Group represents 87.5% of the number of shares of Common Stock outstanding (See Preliminary Note)

14.	Type of Reporting Person (See Instructions) IA, OO

This Amendment No. 2 amends and restates the Statement on Schedule 13D (as amended and restated, the “Schedule 13D”) filed with the Securities and Exchange Commission on September 25, 2003 by the Reporting Persons named therein relating to the common stock, par value $0.01 per share, of Chart Industries, Inc., a Delaware corporation.

Preliminary Note

The Reporting Persons are filing this Schedule 13D with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of Chart Industries, Inc. (the “Issuer”).  The Issuer and certain of its subsidiaries filed for bankruptcy on July 8, 2003 under Chapter 11 of the United States Bankruptcy Code.  The Issuer’s Amended Joint Prepackaged Reorganization Plan (the “Plan”) was confirmed by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) pursuant to an order entered on September 4, 2003, which went effective on September 15, 2003.  Pursuant to the Plan, as senior lenders under the Issuer’s pre-bankruptcy senior credit facilities (“Class 2.1 Senior Lenders”), Audax Chart, LLC’s (“Audax Chart”) and the OCM Principal Opportunities Fund II, L.P.’s (“OCM Fund”) claims under the Issuer’s pre-bankruptcy senior credit facilities were satisfied in exchange for the restructuring of the Issuer’s pre-bankruptcy senior credit facilities, by entering into a new term credit agreement and security documents, and distributing shares of Common Stock of the Issuer reported herein.  In connection with the issuance of Common Stock under the Plan, Audax Chart, OCM Fund and certain other Class 2.1 Senior Lenders entered into an Investor Rights Agreement, dated September 15, 2003.  Certain terms and conditions contained in such Investor Rights Agreement could be deemed to make the Reporting Persons and certain other Class 2.1 Senior Lenders members of a group (the “Senior Lender Group”) as defined in Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Pursuant to Rule 13(d)-5(b) of the Exchange Act, each member of the Senior Lender Group may be deemed to beneficially own any equity securities of the Issuer that the other members of the group beneficially own.  The Reporting Persons are therefore filing this Schedule 13D to report (i) the beneficial ownership by Audax Chart of 1,032,992 shares of Common Stock and the beneficial ownership by OCM Fund of 2,463,638 shares of Common Stock and (ii) the possible formation of the Senior Lender Group and the attribution to each of the Reporting Persons of the shares owned by such other Reporting Person and of the 1,187,268 shares of Common Stock beneficially owned, in aggregate, by the members of the Senior Lender Group other than the Reporting Persons.  The share ownership information of each member of the Senior Lender Group was obtained from public filings.  In addition to the Reporting Persons, the following persons are the Class 2.1 Senior Lenders party to the Investor Rights Agreement:  Carl Marks Strategic Investments III, L.P., Van Kampen Senior Loan Fund, Senior Debt Portfolio, KZH Cypress Tree-1 LLC, KZH Sterling LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated.  Each Reporting Person disclaims beneficial ownership of the shares owned by each other member of the Senior Lender Group.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share, of Chart Industries, Inc., a Delaware corporation.  The address of the principal executive office of the Issuer is 5885 Landerbrook Drive, Suite 205, Cleveland, OH  44124.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”):

(i)	Audax Chart by virtue of its being the record owner of 1,032,992 shares of Common Stock and the deemed beneficial owner of an aggregate of 4,683,898 shares of Common Stock;
(ii)	Audax Private Equity Fund, L.P., a Delaware limited partnership (“Audax Fund”), by virtue of its status as sole managing member of Audax Chart;
(iii)	Audax Private Equity Business, L.L.C., a Delaware limited partnership (“Audax Business LLC”), by virtue of its status as general partner of Audax Fund;
(iv)	Audax Private Equity Business, L.P., a Delaware limited partnership (“Audax Business LP”), by virtue of its status as sole managing member of Audax Business LLC;
(v)	Audax Holdings I, L.L.C., a Delaware limited partnership (“Audax Holdings”), by virtue of its status as general partner of Audax Business LP;
(vi)	Audax Group, L.P., a Delaware limited partnership (“Audax Group”), by virtue of its status as sole managing member of Audax Holdings;
(vii)	101 Huntington Holdings, L.L.C., a Delaware limited liability company (“Huntington”), by virtue of its status as general partner of Audax Group;
(viii)	Marc B. Wolpow, an individual and citizen of the United States, by virtue of his status as a managing member of Huntington;
(ix)	Geoffrey S. Rehnert, an individual and citizen of the United States, by virtue of his status as a managing member of Huntington;
(x)	Audax Management Company, LLC, a Delaware limited liability company (“Audax Management”), by virtue of the proxy described in Item 6 herein;
(xi)	OCM Fund by virtue of its being the record owner of 2,463,638 shares of Common Stock and the deemed beneficial owner of an aggregate of 4,683,898 shares of Common Stock; and
(xii)

Oaktree Capital Management, LLC, a California limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Oaktree”), in its capacity as the general partner of OCM Fund.

The foregoing persons are collectively referred to as the “Reporting Persons.”  Messrs. Wolpow and Rehnert are Co-CEOs of Huntington.  Audax Chart, Audax Fund, Audax Business LLC, Audax Holdings, Audax Business LP, Audax Group and Messrs. Wolpow and Rehnert are collectively referred to as the “Audax Reporting Persons.”  OCM Fund and Oaktree are collectively referred to as the “Oaktree Reporting Persons.”  The Reporting Persons entered into a Joint Filing Agreement, dated as of September 25, 2003, a copy of which was filed with the Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Audax Reporting Persons.  (a)-(c) Each of the Audax Reporting Persons is a private equity investment fund or is involved in the management of private equity or other investment funds.  Audax Chart was formed for the purpose of acquiring securities of the Issuer and is engaged primarily in the business of holding such securities.  Audax Fund is engaged primarily in the business of serving as a private equity fund and also serves as the managing member of Audax Chart.  Audax Business LLC is engaged primarily in the business of serving as general partner or managing member of Audax Fund and related entities. Audax Business LP is engaged primarily in the business of serving as general partner or managing member of Audax Business LLC and related entities.  Audax Holdings is engaged primarily in the business of serving as general partner or managing member of Audax Business LP and related entities.  Audax Group is engaged primarily in the business of serving as general partner of managing member of Audax Holdings and related entities.  Huntington is engaged primarily in the business of serving as general partner of managing member of Audax Group and related entities.  Audax Management is engaged primarily in the business of providing management services to Audax Fund.  The principal business address of the Audax Reporting Persons is 101 Huntington Avenue, Boston, Massachusetts, 02199.

Oaktree Reporting Persons.  (a)-(c) The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors.  The OCM Fund is a limited partnership which generally invests in securities and obligations of entities over which there is a potential for the OCM Fund to exercise significant influence.  The address of the principal business and principal office for the Oaktree Reporting Persons and the executive officers and certain members of Oaktree listed below is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.   The address of Ronald N. Beck is 1301 Avenue of the Americas, 34th Floor, New York, New York 10019.  All individuals listed below are citizens of the United States of America.

Executive Officers & Certain Members of Oaktree

Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
Sheldon M. Stone	Principal
David Richard Masson	Principal
Larry W. Keele	Principal
Stephen A. Kaplan	Principal
Russel S. Bernard	Principal
John W. Moon	Principal
Kevin L. Clayton	Principal
John B. Frank	Principal and General Counsel

Portfolio Managers of OCM Fund

Stephen A. Kaplan	Principal
Ronald N. Beck	Managing Director

(d)-(e)

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

During the last five years, neither the Audax Reporting Persons nor the Oaktree Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers, directors, general partners, members or portfolio managers (as applicable) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As described in the Preliminary Note, the Common Stock reported herein was received by Audax Chart and OCM Fund in satisfaction of such entities’ respective claims under the Issuer’s senior credit facilities in connection with the Plan.  The interests in the Senior Credit Facility held by the Oaktree Reporting Persons were funded in part through the Reporting Persons’ respective working capital.  The interests in the Senior Credit Facility obtained by the Audax Reporting Persons were funded through an equity capital call.

On June 8, 2004, the OCM Fund acquired 276,361 shares of Common Stock and Audax Chart acquired 136,118 shares of Common Stock. These acquisitions were funded through working capital and an equity call, respectively.

On October 1, 2004, the OCM Fund acquired 366,368 shares of Common Stock. This acquisition was funded through working capital.

Item 4.	Purpose of Transaction
Each of the Reporting Persons acquired the shares of Common Stock for investment purposes subject to the next paragraph.

Each of Oaktree, as the general partner of the OCM Fund, and the Audax Reporting Persons continuously evaluates the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Reporting Persons or by other accounts or funds affiliated with the Reporting Persons or whether the Reporting Persons will dispose of their respective shares of the Issuer’s Common Stock.   At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Except as otherwise disclosed herein, the Reporting Persons currently have no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Timothy J. White, a managing director of the Audax Group, Oliver C. Ewald, a principal of the Audax Group, Michael P. Harmon, a senior vice president of Oaktree, and Stephen A. Kaplan, an Oaktree principal, currently serve as directors of the Issuer.  As directors, Messrs. Kaplan, Ewald, Harmon and White may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a)-(b)

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement except to the extent of such person’s pecuniary interest in shares of Common Stock.

All such ownership percentages of the securities reported herein are based upon 5,354,128 shares of Common Stock outstanding as of June 30, 2004, as represented by the Issuer in its Form 10-Q filed with the Commission on August 13, 2004.

Audax Reporting Persons.  As of October 1, 2004, each of the Audax Reporting Persons beneficially owned and had the shared power to vote and dispose of the 1,032,992 shares of Common Stock owned of record by Audax Chart, constituting 19.3% of the outstanding Common Stock.  In addition, the Audax Reporting Persons may be deemed to be a member of the Senior Lender Group and, as a result, to beneficially own the 3,650,906 shares of Common Stock owned of record by the other members of the Senior Lender Group, including the shares owned by the Oaktree Reporting Persons, constituting an aggregate of 87.5% of the outstanding Common Stock.  The Audax Reporting Persons have the shared power to vote all of the shares owned by other members of the Senior Lender Group but no power to dispose of such shares. See Item 6—Investor Rights Agreement.

Oaktree Reporting Persons.  As of October 1, 2004, the OCM Fund beneficially owns of record 2,463,638 shares of Common Stock, par value $.01 per share, of Issuer, constituting 46.0% of the Common Stock.  Oaktree, as sole general partner of the OCM Fund, may be deemed to beneficially own the shares held by the OCM Fund because it has discretionary authority and control over all of the assets of the OCM Fund pursuant to the partnership agreement for the OCM Fund, including the power to vote and dispose of the Common Stock.  In addition, the Oaktree Reporting Persons may be deemed to be a member of the Senior Lender Group and, as a result, to beneficially own the 2,220,260 shares of Common Stock owned of record by the other members of the Senior Lender Group, including the shares owned by the Audax Reporting Persons, constituting an aggregate of 87.5% of the outstanding Common Stock.  The Oaktree Reporting Persons have the shared power in certain circumstances to vote all of the shares owned by other members of the Senior Lender Group but no power to dispose of such shares. See Item 6—Investor Rights Agreement.

(c)  Other than the transaction described in Item 3, none of the Audax Reporting Persons nor the Oaktree Reporting Persons, and to the best of their respective knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Oaktree, as general partner of the OCM Fund, receives a management fee for managing the assets of the OCM Fund and has a carried interest in the OCM Fund.

Investor Rights Agreement.  Pursuant to the Investor Rights Agreement, the members of the Senior Lender Group, other than the OCM Fund, have agreed to irrevocably appoint OCM Fund and its managing directors, and the OCM Fund has agreed to irrevocably appoint Audax Management and its managing member, as such entity’s true and lawful proxy and attorney-in-fact with the full power to vote all of their shares of Common Stock (including, in the case of OCM Fund, the shares it is entitled to vote pursuant to proxy), as shall be necessary to enforce the rights under the Investor Rights Agreement, including with respect to the election of directors and in connection with a sale of the company, in each case as further described below.  The OCM Fund may exercise the irrevocable proxy granted to it by any member of the Senior Lender Group only at such time as such stockholder fails to comply with the provisions of the Investor Rights Agreement, and Audax Management may only exercise the irrevocable proxy granted to it by the OCM Fund only at such time as the OCM Fund fails to comply with the provisions of the Investor Rights Agreement.

Pursuant to the Investor Rights Agreement, each of Audax Chart and OCM Fund are entitled to designate four out of the seven directors to the Issuer’s Board of Directors.  The other three remaining directors shall be (x) the Issuer’s chief executive officer, (y) a director designated by the other members of the Senior Lender Group, and (z) a person designated by the Issuer’s pre-bankruptcy board of directors until the first annual meeting (or stockholder consent) pursuant to which directors are elected but in any event for a term of not less than two years.  Timothy J. White, a managing director of the Audax Group, Oliver C. Ewald, a principal of the Audax Group, Michael P. Harmon, a senior vice president of Oaktree, and Stephen A. Kaplan, an Oaktree principal, currently serve as directors of the Issuer.

Pursuant to the Investor Rights Agreement, each member of the Senior Lender Group has granted to Audax Chart and OCM Fund and their permitted transferees a right of first offer with respect to such member’s shares.  Additional provisions in the Investor Rights Agreement include limited preemptive rights with respect to future issuances of Common Stock by the Issuer and tag-along rights with respect to transfers by either Audax Chart or OCM Fund or their permitted transferees, subject to specified limitations.  Each member of the Senior Lender Group has agreed not to transfer the shares held by such member, with limited exceptions, without complying with the rights of first offer and tag along provisions of the Investor Rights Agreement.

Each member of the Senior Lender Group has agreed to vote their shares in favor of a sale of the company if the holders of at least 75% of the outstanding shares of Common Stock that were issued pursuant to the Plan to or subsequently acquired by Audax Chart and the OCM Fund approve such sale and the shares held by Audax Chart, the OCM Fund and their permitted transferees constitute at least 40% of the Issuer’s voting power.

The Investor Rights Agreement also contains provisions granting the Class 2.1 Senior Lenders registration rights.

Except as described above and elsewhere in this Schedule 13D, as of the date hereof, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by the OCM Fund or Audax Chart.

A copy of such Investor Rights Agreement is filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K/A filed with the Commission on September 22, 2003.

Item 7.	Material to Be Filed as Exhibits
The following are filed herewith as Exhibits to this Schedule 13D:
Exhibit A	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d–1(k)(1) under the Securities Exchange Act of 1934, as amended.*
Exhibit 99.1

Amended Joint Prepackaged Reorganization Plan of Chart Industries, Inc. and Certain Subsidiaries, dated September 3, 2003 (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K/A, filed on September 22, 2003).

Exhibit 99.2

Findings of Fact, Conclusions of Law and Order Under 11 U.S.C. § 1129(a) and (b) and Fed. R. Bankr. P. 3020 entered September 4, 2003 (incorporated by reference to Exhibit 2.2 of the Issuer’s Current Report on Form 8-K, filed on September 19, 2003).

Exhibit 99.3

Investor Rights Agreement, dated as of September 15, 2003, by and among Chart Industries, Inc. and the Stockholders parties thereto (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K/A, filed on September 22, 2003).

*	Previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on September 25, 2003.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Audax Chart, LLC

By:	/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Audax Private Equity Fund, L.P.

By: Audax Private Equity Business, L.L.C.
Its: General Partner

/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Audax Private Equity Business, L.L.C.

By:	/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Audax Private Equity Business, L.P.

By: Audax Holdings I, L.L.C.
Its: General Partner

By: Audax Group, L.P.
Its: Managing Member

By: 101 Huntington Holdings, L.L.C.
Its: General Partner

/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Audax Holdings I, L.L.C.

By: Audax Group, L.P.
Its: Managing Member

By: 101 Huntington Holdings, L.L.C.
Its: General Partner

/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Audax Group, L.P.

By: 101 Huntington Holdings, L.L.C.
Its: General Partner

/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

101 Huntington Holdings, L.L.C.

By:	/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Marc B. Wolpow

/s/ Marc B. Wolpow

Geoffrey S. Rehnert

/s/ Geoffrey S. Rehnert

Audax Management Company, LLC

By: Audax Group, LLP
Its: Managing Member

By: 101 Huntington Holdings, L.L.C.
Its: General Partner

/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Oaktree Capital Management, LLC

By:	/s/ Stephen A. Kaplan
Name:	Stephen A. Kaplan
Title:	Principal

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Vice President, Legal

OCM Principal Opportunities Fund II, L.P.

By:	Oaktree Capital Management, LLC
Its:	General Partner

	By:	/s/ Stephen A. Kaplan
	Name:	Stephen A. Kaplan
	Title:	Principal

	By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Vice President, Legal